Exhibit 21.1

Subsidiaries of Victory Capital Holdings, Inc.

Name*	Jurisdiction
VCH Holdings, LLC	Delaware
Victory Capital Operating, LLC	Delaware
Victory Capital Management Inc.	New York
Victory Capital Services, Inc.	Delaware
Victory Company Transfer Agency, Inc.	Delaware
WestEnd Advisors, LLC	North Carolina

*  The names of certain subsidiaries have been omitted.  As of the end of the year covered by this report, the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.